Exhibit (a)(5)(k)

MALENA C. SCROEDER, individually and	)
on behalf of all others similarly situated,	)
)
Plaintiff,	)	09-0126-BLS
)
v.	)	CIVIL ACTION
	)	CLASS ACTION COMPLAINT
GLENN L. COOPER, CHERYL MORLEY,	)
MALCOLM MORVILLE, STEPHEN	)
MCCLUSKI, MICHAEL HANSON,	)
ANDREW FERRARA, JAMES GALE,	)
INDEVUS PHARMACEUTICALS, INC.,	)
ENDO PHARMACEUTICALS HOLDINGS	)
INC., and BTB PURCHASER INC.,	)
)
Defendants.	)

Plaintiff, by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this action on behalf of the public shareholders of Indevus Pharmaceuticals Inc. (“Indevus” or the “Company”) against Defendants, Indevus and it’s Board of Directors seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out a proposed transaction in which Defendants Endo Pharmaceuticals Holdings Inc. (“Endo”) and BTB Purchaser, Inc. (‘Merger Sub”) plans to acquire all the outstanding shares of Indevus through a cash tender offer for an unfair price of $4.50 per share plus contractual rights to receive up to an additional $3.00 payment contingent on certain occurrences (the “Proposed Transaction”). In addition to selling the Company at a grossly unfair price, the Indevus Board has failed to provide shareholders with adequate disclosure concerning the Proposed Transaction preventing them from making an informed decision as to whether or not to tender their shares into this transaction. The Proposed Transaction is valued at approximately $370 Million.

PARTIES

2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Indevus.

3. Indevus is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal corporate offices at 33 Hayden Avenue, Lexington, MA 02421 -7966, and engages in the acquisition, development, and commercialization of products to treat conditions in urology and endocrinology in the United States. The Company’s approved products consist of SANCTURA, a muscarinic receptor antagonist, and SANCTURA XR for the treatment of overactive bladder that are co-promoted with its partner Allergan, Inc.; VANTAS for treating advanced prostate cancer; SUPPRELIN LA for central precocious puberty; and DELATESTRYL for the treatment of hypogonadism. Its urology and endocrinology development portfolio contains multiple compounds, which comprise NEBIDO for hypogonadism; VALSTAR for bladder cancer; PRO 2000 for the prevention of infection by HIV and other sexually-transmitted diseases; the octreotide implant for acromegaly and carcinoid syndrome; and a biodegradable urethral stent for the treatment of kidney stones. The Company has a development, license, and commercialization agreement with Teva Pharmaceutical Industries, Ltd. to develop pagoclone for the treatment of stuttering; outlicenses ALKS 27 for chronic obstructive pulmonary disease, which it jointly develops with Alkermes, Inc.; and aminocandin for systemic fungal infections for which, the Company licensed the know-how to Novexel S.A.

4. Defendant Glenn L. Cooper (“Cooper”) has been the Chief Executive Officer of the Company since 1993 and Chairman of the Board of the Company since 2000.

5. Defendant Cheryl Morley (“Morley”) has been a Director of the Company since 2003.

6. Defendant Malcolm Morville (“Morville”) has been a Director of the Company since 1993.

7. Defendant Stephen McCluski (“McCluski”) has been a Director of the Company since 2003.

8. Defendant Michael Hanson (“Hanson”) has been a Director of the Company since 2004.

9. Defendant Andrew Ferrara (“Ferrara”) has been a Director of the Company since 2006.

10. Defendant James Gale (“Gale”) has been a Director of the Company since 2007.

11. Defendants referenced in 4 through 10 are collectively referred to as the Individual Defendants and/or the Indevus Board. The Individual Defendants as officers and/or directors of Indevus, have a fiduciary relationship with Plaintiff and other public shareholders of Indevus and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

12. Defendant Endo is a Delaware Corporation with its headquarters located at 100 Endo Boulevard, Chadds Ford, PA 19317. Endo is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain.

13. Defendant Merger Sub is a Delaware Corporation wholly owned by Endo that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

14. By reason of Individual Defendants’ positions with the Company as officers and/or Directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Indevus and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.

15. Where the officers and/or Directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

16. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Indevus, are obligated to refrain from:

(a) participating in any transaction where the Directors or officers’ loyalties are divided;

(b) participating in any transaction where the Directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

17. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Indevus, or are aiding and abetting others in violating those duties.

18. Defendants also owe the Company’s shareholders a duty of truthfulness, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the shareholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor and good faith by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION

19. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

20. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit Endo to attempt to eliminate the public shareholders’ equity interest in Indevus pursuant to a defective sales process, and (ii) permit Endo to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.

21. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Indevus common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

23. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of January 8, 2008, Indevus has approximately 78.15 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Indevus by Endo and Merger Sub, pursuing a course of conduct that does not maximize Indevus’ value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have Endo and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiffs claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

THE PRICE IS UNFAIR

24. In a press release dated January 5, 2009, the Company announced that it had entered into an agreement to be acquired by Endo through a cash tender offer at $4.50 per share, stating:

LEXINGTON, MA, January 5, 2009 — Indevus Pharmaceuticals, Inc. (NASDAQ: IDEV), today announced that it has entered into a definitive merger agreement under which Endo Pharmaceuticals Holdings, Inc. will commence a tender offer to acquire 100 percent of the outstanding shares of Indevus for approximately $370 million, or $4.50 per Indevus share, in cash and up to an additional approximately $267 million, or $3.00 per Indevus share, in cash payable in the future upon achievement of certain milestones related to NEBIDO ® (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of Indevus’ primary product candidates. The up- front consideration of $4.50 per share represents a 45.2% premium over today’s closing price of the common stock of Indevus, and a 59.0% premium over the 30-day volume weighted average price for the common stock. The transaction has been approved by the boards of directors of both companies. The Company will host a conference call and webcast on January 6, 2009 beginning at 8:30 AM Eastern Time (details follow below).

“For many reasons, we are very pleased to bring this transaction to the shareholders and other stakeholders of the Company,” said Glenn L. Cooper, M.D., chairman and chief executive officer of Indevus. “For our shareholders, the deal not only captures a significant premium in the up-front portion of the consideration, but our investors will also maintain a significant interest in the downstream value creation from NEBIDO and the octreotide implant.

25. On that same day, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). The announcement and filings reveal that the Proposed Transaction is the product of a flawed sales process and is being consummated at an unfair price.

26. Further, on January 6, 2009, the Company held a conference call enticing shareholders to tender their shares with the promise of receiving additional consideration of up to $3.00 per share. The only guaranteed payment, however, is the $4.50 per shares and shareholders were given no assurances whatsoever that they would get the additional contingent $3.00 payment. In a conference call the Company’s held on January 6, 2009, Glenn L. Cooper M.D., the Chairman and Chief Executive Officer of the Company stated:

Thank you, Robin. Ladies and gentlemen, the Board of Directors of Indevus has unanimously approved an offer from Endo Pharmaceuticals to purchase Indevus for a total consideration of up to $7.50 per share, consisting of $4.50 per share in cash upon closing, a further $2 per share in cash upon the FDA approval of NEBIDO and a further $1 per share in cash on the first a approval of our octreotide implant for acromegaly or carcinoid syndrome. Endo approached Indevus four months ago with a general expression of interest and in the course of negotiating the transaction, we’ve gotten to know the company and its senior management.

27. Thus, the Company has not provided any assurances that the shareholders will receive the additional $3.00 payment and has not escrowed sufficient funds to cover the future payments to shareholders. Moreover, it is unclear which party will bear the ultimate responsibility for making such future payments which is critical given the lack of sufficient escrow.

28. Furthermore, the offer price is unfair given that in the few months prior to the Proposed Transaction, Indevus stock had been trading well in excess of the Proposed Transaction offer price of $4.50. In fact, during 2008, Indevus’s stock traded above $6.50 per share. The recent dip in Indevus’s stock price to $3.10 per share on January 5, 2009 is not the result of any fundamental change in the Company but likely reflects recent turmoil in the financial markets.

29. In fact, Wall Street analysts value Indevus’ shares well in excess of the price in the Proposed Transaction. The average valuation by four analysts is $6.29 per share, with a high target price of $9.00 per share. Therefore, the offer price of $4.50 per share plus a contingent up to $3.00 payment, which may be as much as five years away, represents a significant discount to the Company’s intrinsic value rather than the premium transaction boasted by the Company in the aforementioned press release.

THE PRECLUSIVE DEAL PROTECTION DEVICES

30. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait d’accompli and ensure that no competing offers will emerge for the Company.

31. First, the Merger Agreement contains a strict “no shop” provision prohibiting the members of the Indevus Board from taking any affirmative action to comply with their fiduciary duties to maximize shareholder value, including soliciting proposals relating to alternative tender offer or business combinations. The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. In addition to the no-shop and standstill provisions, the Merger Agreement includes a $20,000,000 termination fee that in combination will all but ensure that no competing offer will be forthcoming.

32. Section 6.5(a) of the Merger Agreement severely constrains the Indevus Board from entering into any discussions or negotiations for a competing bid to only after “in response to a bona fide written Company Takeover Proposal that the Company Board determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal, and which Company Takeover Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 6.5(a), the Company may, if a majority of the

Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law.”

33. Further, Section 6.5(b), permits the Board to recommend an alternative Acquisition Proposal only after “a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the shareholders of the Company under applicable Law; provided, however, that no such Company Adverse Recommendation Change may be made until after the fifth calendar day following Parent’s receipt of written notice (a “Company Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board…In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in response to a Company Notice of Adverse Recommendation or otherwise.” These provisions further discourage bidders from making a competing bid for the Company.

34. Thus, even if the Indevus Board receives an intervening bid that appeared to be “superior” to Endo’s offer, they are precluded from even entering into discussions or negotiations unless they can first demonstrate that the alternative proposal is, in fact, “superior.” The provisions cited above prevent the Indevus Board from exercising its fiduciary duties to investigate competing proposals unless, as a prerequisite, the majority of the Indevus Board (without discussions from the potential competing bidder) first determines that the proposal is superior on its own—a virtually impossible task to complete without engaging the potential competing bidder.

35. In addition to the unreasonably high standard that must be met for the Board to even consider a competing bid, the Company must also notify Endo promptly (and in any event within 24 hours) before recommending to accept that alternative bid, giving Endo an opportunity to match the terms of any competing bid. This provision will undoubtedly be a huge obstacle to any competing offers emerging because no potential bidder will waste time and resources to make a competing bid that Endo can simply match.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE

RECOMMENDATION STATEMENT

36. On January 7, 2009, the Company filed a filed a Form 14D-9 Recommendation Statement (“Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”) concerning the Proposed Transaction.

37. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby preventing shareholders from making an informed decision as to whether to tender their shares into the Proposed Transaction which is scheduled to expire on February 20, 2009.

38. The Recommendation Statement states that UBS Securities LLC (“UBS”) was retained as the Company’s financial advisor in the Proposed Transaction, but fails to inform the shareholders whether UBS or any of its clients has any interest in the Company and what remuneration UBS may receive in the future from the Company, Endo or Merger Sub in connection with the Proposed Transaction. It is material for shareholders to be informed of previous or future relationships by a financial advisors as well any financial and economic interests by either UBS or its clients that could be perceived or create a conflict of interest.

39. The Recommendation Statement also fails to disclose any justification for Indevus granting a waiver of conflict of interest to Morgan Stanley and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”)(Endo’s financial advisor and Endo’s outside legal counsel, respectively), preventing shareholders from assessing the impact of such waivers in connection with their decision to tender their shares.

40. The Recommendation Statement further neglects to provide shareholders with sufficient information to evaluate the potential growth prospects and risks associated with Indevus remaining as stand-alone Company, which is vital to shareholders when deciding whether or not to cash out their interest in the Company in this Proposed Transaction.

41. In particular, the Recommendation Statement fails to disclose the potential growth opportunities and other factors associated with implementing the Company’s business plan as compared to the sale of the Company that was discussed by the Board on October 26, 2008, or for that matter, the valuations of the Company on a stand-alone basis that were discussed at the Board meetings on December 4th and 14th, 2008 and what other strategic alternatives may be available.

42. The Company’s shareholders are being asked to tender their shares and forego any future participation in the growth of the Company without being given a full and clear picture of the Company’s prospects either as a stand-alone operation or by implementation of other alternatives considered by the Board (if any) to maximize shareholder value.

43. The Recommendation Statement states that shareholders may receive additional consideration in the Proposed Transaction contingent upon FDA approval of new drugs, but the Recommendation Statement provides absolutely no disclosure regarding the probability for the Company achieving such FDA approval, [the anticipated time-frame for getting approval, what the Company intends to do subsequent to the close of the Proposed Transaction to achieve such approval, consequences of Indevus selling the drug to a third party prior to obtaining approval, the timing of the payment following the receipt of approval, the mechanisms Indevus will put into place for contacting shareholders in the future for receipt of the additional promised consideration], and the risks that shareholders should consider for the Company failing to get approval. Shareholders require significantly more disclosure about this important component of the consideration being offered in the Proposed Transaction which entices shareholders to tender at the $4,50 offer price with the promise of an additional $3.00 to come.

44. Tellingly, the Proposed Transaction was originally supposed to be put for a shareholder vote but at the last minute the Company decided to restructure the deal so that it would proceed as a tender offer, preventing shareholders from convening a formal vote on this transaction. The Recommendation Statement fails to disclose any reason for the Company’s sudden change of heart.

45. Last, the Recommendation Statement contains the fairness opinion of UBS concerning the Proposed Transaction that is materially deficient and incomplete. For instance, UBS states that it performed various analyses, such as, Selected Companies Analysis, Selected Transactions Analysis and a Discounted Cash Flow Analysis to support its fairness opinion, which the Board relied upon to recommend the Proposed Transaction. The Recommendation Statement, however, completely fails to disclose the underlying methodologies, key inputs and ranges of ultimate values relied upon and observed by UBS so that shareholders could properly assess the credibility of the various analyses performed by UBS and relied upon by the Board in recommending the Proposed Transaction.

46. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury to Indevus shareholders and to ensure that they receive all material disclosure necessary for them to informatively assess as to whether or not to tender into the Proposed Transaction.

CLAIM FOR RELIEF

COUNT I

Breach of Fiduciary Duty – Failure to Maximize Shareholder Value

(Against All Individual Defendants)

47. Plaintiff repeats all previous allegations as if set forth in full herein.

48. As Directors of Indevus, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public shareholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Indevus’ value for the benefit of the shareholders and requires enhanced scrutiny by the Court.

49. As discussed herein, the Individual Defendants have breached their fiduciary duties to Indevus shareholders by failing to engage in an honest and fair sale process.

50. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Indevus’ assets and will be prevented from benefiting from a value-maximizing transaction.

51. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

52. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty – Disclosure

(Against Individual Defendants)

53. Plaintiff repeats all previous allegations as if set forth in full herein.

54. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Indevus’s shareholders.

55. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

56. As a result, Plaintiff and the Class members are being harmed irreparably.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against Indevus, Endo and Merger Sub)

58. Plaintiff repeats all previous allegations as if set forth in full herein.

59. As alleged in more detail above, Endo and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Endo and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties.

52. As a result, Plaintiff and the Class members are being harmed.

53. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and their counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

January 12, 2009

BERMAN DEVALERIO

/s/ Norman Berman
Norman Berman, Esq. (BBO#040460)
Jeffrey C. Block, Esq. (BBO#600747)
Kathleen M. Donovan-Maher, Esq. (BBO#558497)
Kristin J. Moody, Esq. (BBO#661792)
One Liberty Square
Boston, MA 02109
Telephone: (617) 542-8300
Facsimile: (617) 542-1194

[proposed] Liaison Counsel

LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq. (to be admitted pro hac vice)
Juan E. Monteverde, Esq. (to be admitted pro hac vice)
Jerald M. Stein, Esq. (to be admitted pro hac vice)
LEVI & KORSINSKY, LLP
39 Broadway, Suite 1601
New York, New York 10006
Telephone: (212) 363-7500
Facsimile: (212) 363-7171
jmonteverde@zlk.com

[proposed] Lead Counsel

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